UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING
Commission file number 001-33446

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form ☐10-Q Form ☐10-D ☐ Form N-SAR
☐Form N-CSR
For Period Ended: December 31, 2008
☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR
For the Transition Period Ended:_____________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I — REGISTRANT INFORMATION

Full Name of Registrant: Vaughan Foods, Inc.
Former Name if Applicable: Not Applicable
Address of Principal Executive Office (Street and Number): 216 NE 12th Street
City, State and Zip Code: Moore, OK 73160

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐ (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☑ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐ (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

Vaughan Foods, Inc. has determined that it is unable to file its Form 10-K for the year ended December 31, 2008 by the March 31, 2009 due date and is hereby requesting a fifteen day extension permitted by the rules of the Securities and Exchange Commission.

Our Assessment of Internal Controls

     Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, is currently implementing a company-wide enterprise resource planning (“ERP”) system.

     Management is completing its implementation of the ERP system and is also making an assessment of its legacy systems – those in effect as of December 31, 2008, in order to render an opinion as to the effectiveness of its internal accounting and operational controls using criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”).

     These evaluations are being completed and, in order to complete its assessments in accordance with the requirements of SOX, management is requesting an extension of time to April 15, 2009, to file its Annual Report on Form 10-K.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Gene P. Jones	(405)	794-2530
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☑Yes	☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑Yes	☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See accompanying news release regarding 4-Q and full year 2008 operating results, compared to 4-Q and full year 2007 operating results.

Vaughan Foods, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 27, 2009	By: /s/ Gene P. Jones
	Name:	Gene P. Jones
	Title:	Chief Financial Officer and Principal Accounting Officer